SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For January 17, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

(1) This Report contains a copy of the following:
The Press Release issued on January 17, 2008.

CORPORATE COMMUNICATIONS
PRESS RELEASE
Amsterdam, 17 January, 2008
ING closes acquisitions of Santander’s Latin American pension and annuity business
ING announced today that it has closed all five transactions to acquire 100 percent of Banco Santander’s pension and annuity businesses in Mexico, Chile, Colombia, Uruguay and Argentina. Today’s final approval from regulators in Chile completes this acquisition process. ING is now the second largest pension fund manager in Latin America.
On July 27th and on November 14th 2007, ING signed agreements with Banco Santander to acquire these five mandatory pension fund management companies (AFPs) and an annuity company in Argentina for a total consideration of USD 1.6 billion (EUR 1.1 billion1).
With the closing of these five transactions, ING has doubled its pension assets under management in Latin America to more than EUR 35 billion (September 2007), and expects to double this figure again by 2011. ING’s customer base in the region has increased to approximately 22 million customers. ING is now the number three pension provider in Mexico, number three in Chile, number five in Colombia, number two in Uruguay and number one in Argentina, where it has also become the number two annuity provider. Separately, ING is the number one pension provider in Peru.
Tom McInerney, ING Executive Board member and CEO for ING Insurance Americas said, “Completing this transaction is a major accomplishment for ING’s growth strategy. ING Insurance looks forward to solidifying its position in Latin America through a combination of organic growth and strategic opportunities in its wealth management core competency (pension and life). We officially welcome our new employees and affiliates to ING.”
In 2006 the Santander LATAM business reported EUR 18.3 billion of assets under management by year end and after tax profits of EUR 81 million. Based on the purchase price of USD $1.6 billion (EUR 1.1 billion), the transaction reflects a Price/ Earnings multiple of 13.5 times the 2006 earnings.
All five transactions are booked in the Quarter of closing: the Mexico acquisition was booked in Q3 2007, the Colombia, Uruguay and Argentina acquisitions were booked in Q4 2007, and the Chile acquisition will be booked in Q1 2008. The four closings in 2007 have gone well, and the integrations are on track, especially in Mexico which was the first to close.

Press enquiries:
Pilar Teixeira	Dana Ripley
ING Group	ING Insurance Americas
+ 31 20 541 5469	+1 770.980.4865
pilar.teixeira@ing.com	dana.ripley@us.ing.com

[1]	USD-EUR exchange rates used according to the dates in which each of the 5 transactions closed.

Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.
ING Profile
ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 75 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.
In the Americas, ING Insurance employs 34,000 people and serves over 30 million customers in the United States, Canada, Mexico, Brazil, Chile, Peru, Argentina, Uruguay and Colombia, where ING offers a range of wealth accumulation and asset management products and participates in the pension, life, annuity, health, auto and property & casualty insurance businesses.

SIGNATURE

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Corporate Control & Finance

By:	/s/ W.A. Brouwer

W.A. Brouwer
Assistant General Counsel
Dated: January 17, 2008